RALLY

Bill of Sale

As of February 4, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#80TOPPS
Description:	1980 Topps Basketball Wax Box Reviewed and Factory Sealed by BBCE
Total Acquisition Cost:	$ 69,000.00
Consideration: Cash (%) Equity (%) Total	$ 69,000.00(100%) $ 0 (0%) $ 69,000.00(100%)